Exhibit 99.1

Sundance Energy Australia Limited

32 Beulah Road, Norwood. South Australia. 5067  ACN 112 202 883

Telephone:  +61 8 8363 0388  Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Activities Report for the Quarter Ended 31 March 2016

Highlights

Continued Focus on Operating Cost Reductions

•                  Adjusted EBITDAX was $9.8 million for the quarter ended 31 March 2016.  An Adjusted EBITDAX margin of 87.5 percent was achieved through implementation of various measures to reduce cash operating costs and realization of gains from the Company’s commodity hedging program.

•                  The Company produced 6,304 Boe/d in Q1 2016, down 3,277 Boe/d (34.2 percent) compared to the same period in 2015.  Production declined as a result of the decision to defer well completions during this period of low commodity prices.  Although production for the quarter came in below the low end of the range for 2016 production guidance, the Company reaffirms the full year guidance of 6,800 — 7,400 Boe/d as it has scheduled the completion of several wells during the remainder of 2016 and also expects to increase production from existing wells through various operational optimisation projects that are in progress.

•                  Cash operating costs declined from $14.17/Boe for the year ended 31 December 2015 to $12.26/Boe for the quarter ended 31 March 2016; a $1.91/Boe (13.5 percent) reduction, through:

•                  Field-level operational changes implemented in early 2016 reduced LOE to $5.79/Boe (compared to $6.96/Boe for the year ended 31 December 2015); a $1.17/Boe (16.8 percent) reduction.  Additional LOE reductions are expected through the remainder of 2016 as the full impact of these changes is realized.

•                  A 30 percent headcount reduction that occurred in mid-January 2016 combined with salary reductions and a variety of other cost-saving initiatives implemented throughout the quarter resulted in cash G&A of $4.98/Boe.  Cash G&A for the remainder of the year is expected to average approximately 20 percent lower than the first quarter.

Development Program within Operating Cash Flows

•                  Development expenditures totaled $2.1 million for the quarter ended 31 March 2016.  Development activity for the quarter was focused on pump installations and other production enhancement operations as well as capital expenditures related to various field optimisation projects targeted at increasing sales or reducing LOE.

•                  21 gross (11.5 net) horizontal wells were waiting on completion at quarter-end, of which 8 gross (7.7 net) were Sundance-operated.

Liquidity and Working Capital

•                  During the quarter ended 31 March 2016, the Company realized gains of $4.9 million on settlement of commodity hedging contracts. The Company’s realised oil price was $42.68/Bbl for the quarter inclusive of realised hedging gains of $13.74/Bbl.

•                  As at 31 March 2016, the Company’s oil hedges covered a total of 2.0 million bbls through 2019 with a weighted average floor of $50.00 and ceiling of $59.37 and an estimated fair value of $13.2 million.

•                  The Company used cash flow generated during the quarter to reduce accounts payable and accrued expenses which decreased approximately $7.8 million as compared to 31 December 2015.

All amounts shown in this report are unaudited.

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Operating Results

		Three Months Ended
		31 March
Unaudited	Units	2016	2015
Production Summary, net of Royalties
Oil Production	Bbls	331,261	592,964
Natural Gas Production, excluding flare	Mcf	596,283	574,940
NGL Production	Bbls	84,033	70,700
Total Production, excluding flare	Boe	514,675	759,487
Average Daily Production, excluding flare	Boe/d	5,656	8,439
Flared Gas	Boe/d	648	1,142
Average Daily Production, including flare	Boe/d	6,304	9,581
Sales Revenue, net of Royalties
Oil Sales	US$000s	9,588	26,414
Natural Gas Sales	US$000s	848	1,624
NGL Sales	US$000s	817	634
Total Sales Revenue	US$000s	11,253	28,672
Realised Product Pricing
Oil	US$/Bbl	28.94	44.55
Effect of Hedging	US$/Bbl	13.74	4.91
Net Oil	US$/Bbl	42.68	49.46
Natural Gas	US$/Mcf	1.42	2.83
Effect of Hedging	US$/Mcf	0.52	0.14
Net Natural Gas	US$/Mcf	1.94	2.97
NGL	US$/Bbl	9.72	8.97
Total Average Realised Price	US$/Boe	21.86	37.75
Effect of Hedging	US$/Boe	9.45	3.94
Total Net Average Realised Price	US$/Boe	31.31	41.69

NOTE: Production & Revenue figures are presented net of royalties.

Revenue for the quarter decreased $17.4 million, or 60.8 percent, to $11.3 million compared to the same period in the prior year.  Volumes declined by 3,277 Boe/d which contributed $11.5 million to the reduction in revenue. Period over period, realized product prices decreased $15.61 per barrel for oil and a $1.41 per Mcf for natural gas which negatively impacted revenue by $5.9 million.

For the current quarter, inclusive of the effect of hedging, the Company realised $42.68 per Bbl (13.7 percent decrease compared to the same quarter in 2015) of oil and $1.94 per Mcf (34.5 percent decrease compared to the same quarter in 2015) of natural gas, net of transportation and marketing fees.

All amounts shown in this report are unaudited.

Page | 2

Operating Results (continued)

For the quarter ended 31 March 2016, the Company produced an average of 6,304 Boe/d, which includes 648 Boe/d of flared gas. The Company is in the process of upgrading its treatment facility which will reduce flared volumes and allow the Company to sell a larger portion of its natural gas production.

	Three Months Ended
	31 March
Unaudited (US$000s, except per BOE)	2016	2015
Operating Activity
Sales Revenue, net of Royalties	$11,253	$28,672
Lease Operating Expenses (LOE)	(2,982)	(3,928)
Production Taxes	(763)	(1,864)
Cash G&A, net of amounts capitalised	(2,565)	(3,839)
LOE/Boe:	$5.79	$5.17
Production taxes as a % of revenue	6.8%	6.5%
Cash G&A/Boe:	$4.98	$5.05
Adjusted EBITDAX (1)	$9,841	$22,004
Adjusted EBITDAX Margin (1)	87.5%	76.7%

(1) Q1 2016 and 2015 Adjusted EBITDAX and Adjusted EBITDAX Margin include realised gain on hedging of $4.9 million and $3.0 million, respectively.  Realised gain on hedging is not included in Sales Revenue.

Despite the prolonged depressed commodity price environment, the Company has continued to improve upon its top tier cost structure and has reduced total cash costs per Boe (cash paid for LOE, production taxes and G&A) from $14.17/Boe for the year ended 31 December 2015 to $12.26/Boe in the first quarter of 2016.  In absolute terms, total cash costs decreased $3.3 million (34.5 percent) to $6.3 million for the quarter ended 31 March 2016, compared to $9.6 million in the comparable period in the prior year.

Lease operating expenses (LOE)

LOE per BOE decreased 16.7 percent to $5.79 for the quarter ended 31 March 2016 compared to $6.96 for the year ended 31 December 2015 due to several cost saving initiatives as well as on-going field-level improvements designed to continue to drive down LOE.  In absolute terms, LOE decreased $0.9 million (24.1 percent) to $3.0 million for the quarter ended 31 March 2016, compared to $3.9 million in the comparable period in the prior year.  Further cost reductions are expected throughout the remainder of 2016.

Production tax expense

Production tax expense as a percentage of revenue of 6.8 percent for the quarter ended 31 March 2016 was consistent with the 6.7 percent incurred for the year ended 31 December 2015.

Cash general and administrative costs (G&A)

Cash G&A per Boe, net of amounts capitalised, increased 1.1 percent to $4.98 per Boe for the quarter ended 31 March 2016 compared to the year ended 31 December 2015.  The Company has implemented cost reductions to scale in its overhead cost structure to expected production levels.  In absolute terms, cash G&A decreased by $1.3 million (33.2 percent) to $2.6 million for the quarter ended 31 March 2016, compared to $3.8 million in the comparable period in the prior year.

All amounts shown in this report are unaudited.

Page | 3

Operating Results (continued)

Adjusted EBITDAX

The Company achieved a higher Adjusted EBITDAX margin for the quarter (87.5 percent) as compared to the comparable quarter in the prior year (76.7 percent) despite a quarter-over-quarter revenue decline of $17.4 million. The margin improvement was driven by reductions in cash operating costs and an increase in realized gains on commodity hedging.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma).  The Company’s development activities for the quarter ended 31 March 2016 are summarised below:

	PRODUCING			IN PROGRESS
GROSS WELLS	31-Dec-15	New	31-Mar-16	Drilling	Waiting on Frac	Total
Eagle Ford	95	—	95	1	15	16
Anadarko Basin	66	—	66	—	5	5
Total	161	—	161	1	20	21

	PRODUCING			IN PROGRESS
NET WELLS	31-Dec-15	New	31-Mar-16	Drilling	Waiting on Frac	Total
Eagle Ford	69.7	—	69.7	1.0	7.5	8.5
Mulhall	27.7	—	27.7	—	3.0	3.0
Other	0.1	—	0.1	—	—	—
Anadarko Basin	27.8	—	27.8	—	3.0	3.0
Total	97.5	—	97.5	1.0	10.5	11.5

All amounts shown in this report are unaudited.

Page | 4

Exploration & Development (continued)

Eagle Ford

During the quarter, the Company did not bring any new wells on production in the Eagle Ford. As at 31 March 2016, the Company had 15 gross (7.5 net) wells waiting on completion, including 5 gross (5.0 net) Sundance-operated.

Eagle Ford producing wells contributed 5,583 Boe/d (89 percent) of total production during the quarter compared to 8,269 Boe/d (86 percent) during the same period in 2015.  The Company operated 99 percent of its Eagle Ford production for the quarter.

Greater Anadarko Basin

During the quarter, the Company did not bring on any new wells on production in the Greater Anadarko Basin.  As at 31 March 2016, Sundance had 5 gross (3.0 net) wells waiting on completion.  The Company has elected to defer completion of 3 gross (2.6 net) operated wells until 2017 or later.

Greater Anadarko producing wells contributed 719 Boe/d (11 percent) of total production during the quarter compared to 1,312 Boe/d (14 percent) of total Boe/d produced during the same period in 2015.  The Company operated 68 percent of its Greater Anadarko production for the quarter.

Capital Expenditures

The Company’s current quarter expenditures (accrual basis) of $4.1 million in total were in line with the guidance provided in the Company’s 31 December 2015 Appendix 5B of $3.9 million.  The Company anticipates capital expenditures for the second quarter and balance of 2016 to be funded out of operating cash flows.

Liquidity and Working Capital

Liquidity and Debt

During the quarter, current liabilities were reduced by approximately $7.8 million which was funded out of operating cash flows.  As at 31 March 2016, the Company’s revolving credit facility with Morgan Stanley was fully drawn with $67 million outstanding.  There was $125 million outstanding on the term loan.  Both loans mature in 2020.  The term loan accordion is undrawn and its availability is subject to meeting certain reserve value thresholds. The quarter-end balance of cash and cash equivalents was $2.4 million.

Derivative Contracts

The Company utilises derivative contracts to manage and protect against commodity price risk.  As at the date of this report, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2016 (Remainder)	759,932	$50.62	$56.70	1,530,000	$2.54	$2.79
2017	624,000	$47.53	$61.44	1,320,000	$2.85	$3.21
2018	444,000	$51.47	$63.66	930,000	$3.00	$3.52
2019	168,000	$52.51	$52.51	360,000	$3.27	$4.65
Total	1,995,932	$50.00	$59.37	4,140,000	$2.81	$3.25

(1)         The Company’s outstanding derivative positions include swaps totaling 1,303,932 Bbls and 2,280,000 Mcf, which are included in the weighted average floor value.

All amounts shown in this report are unaudited.

Page | 5

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady

Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Page | 6

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 March 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(3 months)
		US$’000	US$’000
Cash flows related to operating activities
1.1	Receipts from product sales and related debtors	15,030	15,030

1.2	Payments (a) exploration & evaluation	(721)	(721)
	(b) development (1)	(7,002)	(7,002)
	(c) production	(8,579)	(8,579)
	(d) administration	(1,590)	(1,590)
1.3	Dividends received
1.4	Interest and other items of a similar nature received
1.5	Interest and other costs of finance paid	(3,428)	(3,428)
1.6	Income taxes paid
1.7	Other (derivatives)	5,256	5,256

	Net Operating Cash Flows	(1,034)	(1,034)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects
	(b) equity investments
	(c) other fixed assets
1.9	Proceeds from sale of: (a) prospects
	(b) equity investments
	(c) other fixed assets
1.10	Loans to other entities
1.11	Loans repaid by other entities
1.12	Other (changes in escrow)

	Net investing cash flows	nil	nil
1.13	Total operating and investing cash flows (carried forward)	(1,034)	(1,034)

(1) Amount includes approximately $5 million Q1 2016 paydown of accrued capital expenditure from 31 December 2015.  On an accrual basis, Q1 2016 development capital expenditures were approximately $3 million.

+ See chapter 19 for defined terms.

17/12/2010	Appendix 5B Page 7

Appendix 5B

Mining exploration entity quarterly report

1.13	Total operating and investing cash flows (brought forward)	(1,034)	(1,034)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings
1.17	Repayment of borrowings
1.18	Dividends paid
1.19	Other

	Net financing cash flows	nil	nil

	Net increase (decrease) in cash held	(1,034)	(1,034)
1.20	Cash at beginning of quarter/year to date	3,468	3,468
1.21	Exchange rate adjustments to item 1.20	(13)	(13)

1.22	Cash at end of quarter	2,421	2,421

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter US$’000

1.23	Aggregate amount of payments to the parties included in item 1.2	183

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

+ See chapter 19 for defined terms.

17/12/2010	Appendix 5B Page 8

Appendix 5B

Mining exploration entity quarterly report

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available US$’000	Amount used US$’000
3.1	Loan facilities (Revolver, Term and Accordion Term Credit Facilities)	242,000	192,000
3.2	Credit standby arrangements	NIL	NIL

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	NIL

4.2	Development	(5,000)

4.3	Production	(2,900)

4.4	Administration	(2,100)

	Total	(10,000)

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter US$’000	Previous quarter US$’000
5.1	Cash on hand and at bank	2,421	3,468

5.2	Deposits at call

5.3	Bank overdraft

5.4	Other

	Total: cash at end of quarter (item 1.22)	2,421	3,468

+ See chapter 19 for defined terms.

17/12/2010	Appendix 5B Page 9

Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Anadarko Basin	Expiration of leases in non-core areas	22,894	18,262
6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	Expiration of leases in non-core areas	39,678	38,807

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	560,543,605	560,543,605
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)

+ See chapter 19 for defined terms.

17/12/2010	Appendix 5B Page 10

Appendix 5B

Mining exploration entity quarterly report

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	Nil options 4,703,626 RSUs*
7.8	Issued during quarter	Nil Options 1,275,000 (1) RSUs*
7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options 1,440,043 RSUs*
7.10	Expired during quarter	2,730,000 (1) options 143,112 RSUs*
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

* RSUs - Restricted share units

‘(1) 2,730,000 options were cancelled in 2015 and 1,275,000 replacement RSU’s were issued

+ See chapter 19 for defined terms.

17/12/2010	Appendix 5B Page 11

Appendix 5B

Mining exploration entity quarterly report

Compliance statement

1                                                  This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                                  This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 April 2016
Managing Director and Chief Executive Officer
Print name:	Eric McCrady

Notes

1                                                  The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2                                                  The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3                                                  Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4                                                  The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5                                                  Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

17/12/2010	Appendix 5B Page 12